SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2013

SEC NO. 1-5998

A. Full title of the Plan:

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MARSH & McLENNAN COMPANIES, INC.
1166 Avenue of the Americas
New York, NY 10036-2774

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Marsh & McLennan Companies Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN

Date: June 27, 2014	/s/ Alex P. Voitovich
Authorized Representative of the
Benefits Administration Committee

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2013	3

Notes to Financial Statements as of December 31, 2013 and 2012 and for the Year Ended December 31, 2013	4-17

Supplemental Schedules:

Form 5500, Schedule H, Part IV, Line 4i
Schedule of Assets (Held at End of Year) as of December 31, 2013	18

Form 5500, Schedule H, Part IV, Line 4j
Schedule of Reportable Transactions as of December 31, 2013	19

Consent of Independent Registered Public Accounting Firm	Exhibit 23

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Marsh & McLennan Companies, Inc.,
the Marsh & McLennan Companies Benefits Administration Committee
and the Participants in Marsh & McLennan Companies 401(k) Savings & Investment Plan:

We have audited the accompanying statements of net assets available for benefits of Marsh & McLennan Companies 401(k) Savings & Investment Plan (the "Plan") as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets (held at end of year) as of December 31, 2013 and (2) reportable transactions for the year ended December 31, 2013, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2013 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
Parsippany, New Jersey
June 27, 2014

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31,

	2013	2012
ASSETS:

PARTICIPANT DIRECTED INVESTMENTS:

SHORT-TERM INVESTMENT FUND AT FAIR VALUE	$647,550	$646,566

OTHER INVESTMENTS AT FAIR VALUE (NOTES 2 and 4)	2,307,582,040	1,783,289,096

INVESTMENT IN MASTER TRUST, AT FAIR VALUE (NOTE 3)	1,030,698,824	996,042,446

TOTAL INVESTMENTS	3,338,928,414	2,779,978,108

RECEIVABLES:

NOTES RECEIVABLE FROM PARTICIPANTS	36,213,978	33,986,344

DIVIDENDS AND INTEREST RECEIVABLE	217,028	459,175

TOTAL RECEIVABLES	36,431,006	34,445,519

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	3,375,359,420	2,814,423,627

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS INCLUDED IN THE MASTER TRUST	(1,099,027)	(13,581,770)

NET ASSETS AVAILABLE FOR BENEFITS	$3,374,260,393	$2,800,841,857

See notes to financial statements.

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2013

INVESTMENT INCOME:
NET APPRECIATION IN FAIR VALUE OF INVESTMENTS	$410,604,123
PLAN INTEREST IN MASTER TRUST	156,982,407
DIVIDENDS AND INVESTMENT INCOME	68,845,917
INTEREST	57,679

NET INVESTMENT INCOME	636,490,126

INTEREST INCOME ON NOTES RECEIVABLE FROM PARTICIPANTS	1,503,253

CONTRIBUTIONS:
PARTICIPANT	138,341,003
EMPLOYER	39,128,223
ROLLOVERS	20,606,134
OTHER (NOTE 11)	147,663

TOTAL CONTRIBUTIONS	198,223,023

OTHER INCOME (NOTE 10)	721,150

BENEFITS PAID TO AND WITHDRAWALS BY PARTICIPANTS	(261,004,211)

INCREASE IN NET ASSETS BEFORE PLAN TRANSFERS	575,933,341

TRANSFERS IN FROM OTHER PLANS (NOTE 6)	325,081
TRANSFERS OUT TO OTHER PLANS (NOTE 6)	(2,839,886)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	2,800,841,857

End of year	$3,374,260,393

See notes to financial statements.

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2013 AND 2012 AND
FOR THE YEAR ENDED DECEMBER 31, 2013
(1)Description of the Plan
General
The Marsh & McLennan Companies 401(k) Savings & Investment Plan (the "Plan") is a defined contribution plan with 401(k), 401(m) and Employee Stock Ownership Plan features, which allows eligible participants to contribute from their eligible compensation through payroll deductions on a before-tax, after-tax or Roth 401(k) basis. Under the Plan, employees who are at least 18 years of age and classified as a U.S. regular or temporary employee, paid from U.S. payroll, as well as employees of any subsidiary or affiliate of Marsh & McLennan Companies, Inc. (the "Company" or “Marsh & McLennan Companies”), with the exception of any employee of Marsh & McLennan Agency LLC and its subsidiaries and affiliates, are eligible to contribute to the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Employees can make rollover contributions to the Plan as soon as the employee is eligible to participate in the Plan.

The before-tax and/or Roth 401(k) contribution percentage limit is 75% of eligible compensation. The after-tax contribution percentage limit is 15% of eligible compensation. The aggregate limit on before-tax, after-tax and Roth 401(k) contributions is 75% of eligible compensation. Participants age 50 or older by the end of the calendar year are permitted to make additional “catch-up” contributions.

The trustee for the Plan is the Northern Trust Company (the “Trustee”). The Trustee is responsible for maintaining the assets of the Plan and performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the trust agreement pertaining to the Plan. Mercer Benefits Administration is the Plan’s recordkeeper and is responsible for making distribution payments as directed by the Company.

The Marsh & McLennan Companies Benefits Administration Committee is the plan administrator responsible for the overall administration and operation of the Plan. Certain administrative functions are performed by employees of the Company or its subsidiaries. All such costs as well as administrative expenses are borne directly by the Company. Certain investment management fees are paid from the assets of the Trust.

Contributions
The Company makes matching contributions, after completion of one year of service, of 50% on the first 6% of eligible compensation that participants contribute to the Plan in any pay period.

Participant and company contributions are subject to certain limitations in accordance with Federal income tax regulations. When a participant reaches the Internal Revenue Service (“IRS”) annual limit, the before-tax contributions are automatically made as after-tax contributions for the remainder of the calendar year unless the participant decides to discontinue contributions or the participant’s eligible compensation reaches the IRS compensation limit.

Participants are eligible to direct their company matching contributions and all of their employee contributions to any of the available investment options. If a participant does not choose an investment direction for his or her future company matching contributions or employee contributions, they are automatically invested in a default fund within the Plan. Since November 21, 2008, the BlackRock LifePath portfolios are the default funds within the Plan.

Participant Accounts
Individual accounts are maintained for each Plan participant. Each participant’s account is credited for the participant’s contribution and the Company’s matching contribution, charged for withdrawals, and adjusted to reflect the performance of the investment options in which the account is invested. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting and Forfeitures
Participants are vested immediately in their contributions plus actual earnings thereon. Participants hired before January 1, 1998 are fully vested in the Company’s matching contributions. Participants hired on or after January 1, 1998 and who terminated employment with the Company on or before June 30, 2002 vested in the Company’s matching contribution as follows: 0% if less than three years of service, 33% after 3 years of service, 67% after 4 years of service, and 100% after 5 years of service. Participants who were hired on or after July 1, 2002 and who terminated employment with the Company on or before December 31, 2005, were subject to the following vesting schedule: 0% if less than two years of service, 20% after two years of service, 40% after three years of service, 67% after four years of service and 100% after five years of service. Participants who were active employees as of January 1, 2006, or participants who terminate employment on or after January 1, 2006 who have at least one hour of service on or after January 1, 2006, vest in the Company’s matching contribution as follows: 0% if less than two years of service, 33-1/3% after two years of service, 66-2/3% after three years of service and 100% after four years of service.

At December 31, 2013 and 2012, forfeited non-vested accounts totaled $9,058 and $26,235, respectively. The balances in forfeited non-vested accounts have been and will be used to fund future contributions due from the Company and/or reduce Plan expenses. During the year ended December 31, 2013, employer contributions of $1,278,912 were funded from forfeited non-vested accounts.

Payment of Benefits
Participants with vested balances greater than $1,000 who leave the Company may elect to leave their money in the Plan until April 1st of the year following the calendar year in which they attain the age of 70-1/2, or if later, the April 1st of the calendar year, following the calendar year in which they terminated employment. Payment of benefits on termination of service varies depending upon the vested amount in the participant’s account balance, the reason for termination (i.e. retirement, death, disability, termination of service for other reasons) and the payment options available (i.e. immediate lump sum payment, deferral of lump sum payment, installment payments, etc.) for a particular type of termination.

Notes Receivable from Participants
Plan participants may borrow from their accounts up to a maximum amount equal to the lesser of $50,000 or 50% of the vested value of his or her Plan account. Outstanding loans, which are secured by the participants’ interest in the Plan, are generally repaid through weekly and semi-monthly payroll deductions or may be paid in full without penalty. Loan repayments, which include principal and interest, are credited directly to the participant’s Plan account. Interest is charged on the outstanding balance at prime rate plus 1% based on the prime rate in effect at the time the loan is processed. Loan terms range from 1 to 5 years; however, terms may exceed 5 years for the purchase of a primary residence. As of December 31, 2013, participant loans have maturities through 2033 at interest rates ranging from 4.0% to 10.5%.

The preceding description of the Plan provides only general information. Participants should refer to the plan document and the Marsh & McLennan Companies Benefits Handbook via www.mmcpeoplelink.com for a more complete description of the Plan’s provisions.

(2)    Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Risks and Uncertainties
The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Cash and Cash Equivalents
Cash and cash equivalents consist of short-term investment funds composed of high-grade money market instruments with maturities less than ninety days.

Investment Valuation and Income Recognition
The Plan, along with the Mercer HR Services Retirement Plan and the Marsh & McLennan Agency 401(k) Savings & Investment Plan, participates in the Marsh & McLennan Companies, Inc. Master Retirement Savings Trust (the “Master Trust”). The Master Trust includes Marsh & McLennan Companies common stock, guaranteed investment contracts (“GICs”), security backed investment contracts (“synthetic GICs”) and short-term investments. The fair value of the GICs and synthetic GICs are discussed in Note 3.

Investment contracts held by a defined contribution plan are required to be reported at fair value; however, contract value is the relevant measurement attribute for that portion of the net assets available for benefits that is attributable to fully-responsive investment contracts. Contract value is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefits is prepared using the contract value basis.

The Plan also has other investments outside the Master Trust that are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The shares of mutual funds are reflected in the accompanying statements of net assets available for benefits at quoted market prices. Shares of common/collective trusts are valued at the net asset value (“NAV”) of shares held by the Plan at year-end based upon the quoted market prices of the underlying investments.

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the plan document.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Investment income and dividends included capital gains paid during the period. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the period.

Administrative Expenses
Administrative expenses of the Plan are paid by the Company as provided in the plan document. All investment management and transaction fees directly related to the Plan investments are paid by the Company. Management fees and operating expenses charged to the Plan for investments in mutual funds and common/collective trusts are deducted from income earned on a daily basis and are reflected as a reduction of investment return for such investments.

Payment of Benefits
Benefit payments to participants are recorded upon distribution. Amounts allocated to persons who have elected to withdraw from the Plan but had not yet been paid at December 31, 2013 and 2012 amounted to $89,148 and $1,191,289, respectively (Note 11).

Excess Contributions Payable
The Plan is required to return contributions received during the Plan year in excess of the Internal Revenue Code (“IRC”) limits.

(3)    Interest in Master Trust

The Master Trust holds investments consisting of Marsh & McLennan Companies common stock, GICs, synthetic GICs, and short-term investments. The Trustee holds the investment assets of the Master Trust as a commingled fund or commingled funds in which each separate plan is deemed to have a proportionate undivided interest in the investments in which they participate. The Plan’s investment in the Master Trust consists of units owned in the Marsh & McLennan Companies Stock Fund or the Invesco Fixed Income Fund. At December 31, 2013 and 2012, the Plan’s interest in the net assets of the Master Trust was approximately 98.0% and 98.4%, respectively.

The following table summarizes the net assets of the Master Trust as of December 31, 2013 and 2012:

	2013	2012
INVESTMENTS:
Marsh & McLennan Companies Stock Fund
Marsh & McLennan Companies common stock at fair value	$444,268,280	$366,600,411
Short-term investment fund at fair value	6,571,951	7,922,350
Receivable for sale of securities	2,470,435	—
Accrued interest receivable	192	713
	453,310,858	374,523,474

Stable Value Fund
Guaranteed investment contracts at fair value	70,246,846	170,258,453
Security backed investment contracts at fair value	506,127,334	441,331,622
Short-term investment fund at fair value	22,647,045	26,200,249
Accrued interest receivable	579	184,308
Liability for expenses incurred	(119,967)	(234,240)
	598,901,837	637,740,392

NET ASSETS OF THE MASTER TRUST AT FAIR VALUE	1,052,212,695	1,012,263,866

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE	(1,128,569)	(13,859,479)

NET ASSETS OF THE MASTER TRUST	$1,051,084,126	$998,404,387

The ownership interests in the Master Trust as of December 31, 2013 and 2012 are as follows:

Marsh & McLennan Companies 401(k) Savings & Investment Plan	2013	2012
Investment in Marsh & McLennan Companies Stock Fund	$447,474,153	$371,080,769
Investment in Fixed Income Fund	582,125,644	611,379,907
Investment in Master Trust	$1,029,599,797	$982,460,676

Plan’s Percentage Interest in Master Trust net assets	98.0%	98.4%

Other Plans’ interest in Master Trust	$21,484,329	$15,943,711

Other Plans’ Percentage Interest in Master Trust net assets	2.0%	1.6%

The following table summarizes the net investment income of the Master Trust for the year ended December 31, 2013:

INVESTMENT INCOME AND EXPENSES:
Net appreciation in fair value of Marsh & McLennan Companies common stock	$140,285,621
Dividends	9,832,345
Interest	9,224,298
Expenses	(512,821)
NET INVESTMENT INCOME	$158,829,443

NET INVESTMENT INCOME FROM MASTER TRUST – BY PLAN:
Marsh & McLennan Companies 401(k) Savings & Investment Plan	$156,982,407
Other plans’ income from Master Trust	$1,847,036

Marsh & McLennan Companies Stock Fund Valuations
The Marsh & McLennan Companies Stock Fund consists of Marsh & McLennan Companies common stock and short-term investment funds. The Marsh & McLennan Companies common stock is reported at fair value based on the closing market price at December 31, 2013 and 2012. The short-term investment fund is composed of high-grade money market instruments with short maturities that are reported at NAV as of the reporting date.

Stable Value Fund Valuations
The stable value fund (the “Fund”) consists of guaranteed investment contracts (“GICs”), synthetic GICs, separate account GICs and short-term investment funds. The short-term investment funds primarily consist of high-grade money market instruments with short maturities that are reported at NAV as of the reporting date.

The investments in traditional GICs, synthetic GICs, and separate account GICs are part of the stable value fund managed by Invesco Advisers, Inc. Investments in traditional GICs, synthetic GICs, and separate account GICs (collectively, the “Investment Contracts”) are valued at fair value and adjusted to contract value (contract value representing invested principal plus contractual interest earned thereon). The Investment Contracts are non-transferable, but provide for benefit responsive withdrawals by Plan participants at contract value. In determining Investment Contracts’ fair value, factors considered include the benefit responsiveness of the Investment Contracts and, with respect to synthetic GICs and separate account GICs, the contingency provisions in the contract in the event of a default by the issuer of underlying securities.

Investment Contracts will normally be held to maturity and meet the fully benefit responsive requirements of the accounting guidance. The contract value of Investment Contracts will be adjusted to reflect any issuer defaults or other evidence of impairment of an Investment Contract should they occur.

Synthetic GICs consist of investment-grade fixed income securities (or units of commingled funds composed of such securities) owned by the Fund or, in the case of separate account GICs, owned by the insurance company. These underlying assets are “wrapped” by an insurance company, bank, or other financial institution (the “wrap provider”). With traditional GICs, the underlying assets are part of the general account of the issuing insurance company. The underlying securities of the synthetic GICs and separate account GICs are generally actively managed during the life of the contract. Under specified circumstances, the Investment Contracts provide liquidity for benefit payments to the Fund for the benefit of Plan participants at contract value.

The Fund purchases wrapped contracts from insurance companies, banks, or other financial institutions. The wrapped contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate. The issuer of the wrapped contract provides assurance that the adjustments to the interest crediting rate do not result in a future interest crediting rate that is less than zero. An interest crediting rate less than zero would result in a loss of principal or accrued interest. The crediting rate is calculated by a formula specified in each wrap agreement and is typically reset on a monthly or quarterly basis, depending on the contract. The key factors that influence future crediting rates for wrapped contracts include: the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the contract, the investment returns generated by the fixed income securities that back the wrapped contract, and the duration of the underlying investments backing the contract.

Because changes in market interest rates affect the yield to maturity and the market value of the underlying bonds, they can have a material impact on the contract’s crediting rate. In addition, participant withdrawals and transfers from the Fund are paid at contract value but funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate. The resulting gains and losses in the market value of the underlying investments relative to the contract value are represented on the Fund’s Statement of Assets and Liabilities as the “Adjustment from Fair Value to Contract Value”. If the Adjustment from Fair Value to Contract Value is positive for a given contract, this indicates that the contract value is greater than the market value of the underlying investments. The embedded market value losses will be amortized in the future through a lower crediting interest rate than would otherwise be the case. If the Adjustment from Fair Value to Contract Value figure is negative, this indicates that the contract value is less than the market value of the underlying investments. The amortization of the embedded market value gains will cause the future interest crediting rate to be higher than it otherwise would have been. All wrapped contracts provide for a minimum interest crediting rate of zero percent.

Wrap contracts help to protect the Fund’s principal by smoothing the price fluctuations in the securities that they cover. Wrap contract issuers agree to maintain the book value (principal plus interest) of the Fund’s fixed income securities and other instruments covered by the contract, up to specified amounts and subject to certain limitations. In addition, under certain adverse market conditions and if the conditions of the contract are satisfied, the wrap issuer may be required to make payments to the Fund if the Fund’s assets are insufficient to satisfy participant-initiated redemptions at book value.

Events that would permit a contract issuer to terminate a contract upon short notice include the Plan’s loss of its qualified status, uncured material breaches of responsibilities, or material and adverse changes to the provisions of the Plan. If one of these events were to occur, the contract issuer could terminate the contract at the market value of the underlying investments (or, in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula).

The average yield of the Investment Contracts based on annualized earnings was approximately 1.5% for the year ended December 31, 2013. The crediting interest rate of the Fund based on interest rate credited to participants was approximately 1.6% and 1.8% at December 31, 2013 and 2012, respectively.

(4)    Fair Value Measurements

Guidance issued by the FASB related to Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair values. The Plan classifies its investments into Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

The Plan’s policy is to recognize transfers between levels as of the beginning of the reporting period.

The following tables set forth, by level within the fair value hierarchy, a summary of the Plan’s other investments held outside the Master Trust measured at fair value at December 31, 2013 and 2012.

	Assets Held Outside the Master Trust
	Fair Value Measurements at December 31, 2013
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Short term investment funds	$647,550	$—	$—	$647,550
Mutual funds:
Balanced/target retirement funds	135,661,137	—	—	135,661,137
Blend funds	37,310,092	—	—	37,310,092
Bond funds	161,395,959	—	—	161,395,959
Growth funds	554,287,860	—	—	554,287,860
International funds	262,532,506	—	—	262,532,506
Value funds	565,736,951	—	—	565,736,951
Total Mutual funds	1,716,924,505	—	—	1,716,924,505

Common collective trusts:
Balanced/target retirement funds	—	271,395,709	—	271,395,709
Blend funds	—	263,592,786	—	263,592,786
Bond funds	—	55,669,040	—	55,669,040
Total Common collective trusts	—	590,657,535	—	590,657,535
Total Other Investments	$1,717,572,055	$590,657,535	$—	$2,308,229,590

	Assets Held Outside the Master Trust
	Fair Value Measurements at December 31, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Short term investment funds	$646,566	$—	$—	$646,566
Mutual funds:
Balanced/target retirement funds	79,044,531	—	—	79,044,531
Blend funds	30,052,581	—	—	30,052,581
Bond funds	209,173,599	—	—	209,173,599
Growth funds	431,664,275	—	—	431,664,275
International funds	184,086,001	—	—	184,086,001
Value funds	410,139,055	—	—	410,139,055
Total Mutual funds	1,344,160,042	—	—	1,344,160,042

Common collective trusts:
Balanced/target retirement funds	—	208,297,045	—	208,297,045
Blend funds	—	180,623,360	—	180,623,360
Bond funds	—	50,208,649	—	50,208,649
Total Common collective trusts	—	439,129,054	—	439,129,054
Total Other Investments	$1,344,806,608	$439,129,054	$—	$1,783,935,662

Following is a description of the valuation methodologies used for assets measured at fair value.

•	Short-term investment funds: High-grade money market instruments valued at NAV at year-end.

•	Mutual funds: Valued at quoted market prices at year-end on an active market.

•	Common/collective trusts: Valued at NAV at year-end.

The following tables set forth, by level within the fair value hierarchy, a summary of the Master Trust’s investments measured at fair value at December 31, 2013 and 2012.

	Master Trust Assets
	Fair Value Measurements at December 31, 2013
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Marsh & McLennan Companies common stock	$444,268,280	$—	$—	$444,268,280
Short-term investment fund	29,218,996	—	—	29,218,996
Guaranteed investment contracts	—	70,246,846	—	70,246,846
Security backed investment contracts	—	506,127,334	—	506,127,334
Total Master Trust	$473,487,276	$576,374,180	$—	$1,049,861,456

	Master Trust Assets
	Fair Value Measurements at December 31, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total

Marsh & McLennan Companies common stock	$366,600,411	$—	$—	$366,600,411
Short-term investment fund	34,122,599	—	—	34,122,599
Guaranteed investment contracts	—	170,258,453	—	170,258,453
Security backed investment contracts	—	441,331,622	—	441,331,622
Total Master Trust	$400,723,010	$611,590,075	$—	$1,012,313,085

Following is a description of the valuation methodologies used for assets measured at fair value.

•	Common stock: Valued at the closing price reported on an active market where the securities are traded.

•	Short-term investment funds: High-grade money market instruments valued at NAV at year-end.

•	Guaranteed investment contracts: Valued at fair value based on discounted future cash flows using a yield curve interpolated from swap rates and adjusted for liquidity and credit quality.

•	Security backed investment contracts: Valued based on the market value of the underlying investments and the replacement cost of the wrap contract.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2013 and 2012, there were no transfers between levels.

The following table provides additional information as of December 31, 2013 and 2012 for other investments in certain entities that report a NAV per share (or its equivalent):

	Fair Value
	2013	2012	Unfunded Commitments	Redemption Frequency	Redemption Notice Period

Putnam S&P 500 stock index fund (a)	$263,592,786	$180,623,360	—	Daily	None
Target retirement funds (b)	271,395,709	208,297,045	—	Daily	None
Putnam Bond index fund (c)	55,669,040	50,208,649	—	Daily	None
	$590,657,535	$439,129,054

(a)
This category includes investments in U.S. equity securities and collective investment funds that seek to approximate the return of the S&P 500 Composite Stock Price Index. The fair value of the investment in this category has been estimated using the quoted market prices of the underlying securities.

(b)
This category includes investments in a mix of index funds designed to provide income for selected retirement years. The fair value of the investments in this category has been estimated using the quoted market prices of the underlying securities.

(c)
This category includes investments in U.S. government and agency securities, investment grade corporate and yankee bonds, and mortgage-backed and asset-backed securities. The fair value of the investments in this category has been estimated using the quoted market prices of the underlying securities.

There are no redemption restrictions on these investments. In addition, the registered investment company funds in the Plan have no unfunded commitments and can be redeemed daily with no notice period.

(5)    Exempt Party in Interest Transactions
The Plan has a short-term investment fund managed by the Northern Trust Company, the Plan’s trustee. The balance in the fund at December 31, 2013 and 2012 was $647,550 and $646,566, respectively. The Plan recorded interest income of $1,343 for the year ended December 31, 2013 related to this fund.
At December 31, 2013 and 2012, the Plan, through its interest in the Master Trust (see Note 3) was the beneficial owner of 9,068,404 and 10,537,584 shares of common stock of Marsh & McLennan Companies, Inc., the sponsoring employer. The fair value of the shares as of December 31, 2013 and 2012 was $438,548,005 and $363,230,536, respectively. The cost of these shares at December 31, 2013 and 2012 was $217,344,027 and $250,269,430, respectively. The Plan recorded dividend income of $9,721,233 for the year ended December 31, 2013 from shares of Marsh & McLennan Companies, Inc.
Certain administrative functions are performed by officers and employees of the Company (who may also be participants in the Plan) at no cost to the Plan. These transactions are not deemed prohibited party-in-interest transactions because they are covered by statutory and administrative exemptions from the IRC and ERISA’s rules on prohibited transactions.

(6)    Net Transfers to Other Plans
In 2013 certain employees transferred their balances between the Plan and the Marsh & McLennan Agency 401(k) Savings & Investment Plan (“Agency Plan”), sponsored by the Company. The net amount transferred from the Plan to the Agency Plan and reported in the statement of changes in net assets available for benefits was $2,514,805 which included transfers from the Plan of $2,839,886 and transfers to the Plan of $325,081.

(7)    Investments

The following table presents the market values of investments (excluding the Master Trust, discussed above) that represent 5% or more of the Plan’s assets at the end of the plan-year:

Investments	December 31, 2013		December 31, 2012

T. Rowe Price Mid Cap Growth Fund	$263,904,651		$206,801,355
Dodge & Cox Stock Fund	285,009,999		208,846,285
Pimco Total Return Fund	161,395,959	*	209,173,599
EuroPacific DV Fund	200,531,467		132,069,723	*
T. Rowe Blue Chip Fund	180,783,279		133,326,709	*
Putnam S&P 500 Index Fund	263,592,786		180,623,360
*Investment does not represent 5% or more of the Plan’s net assets available for benefits as of the year end being reported but is included for informational purposes.

The Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated/(depreciated) in value as follows:

Year Ended December 31, 2013
Mutual Funds:
Growth Funds	$142,784,908
Value Funds	137,677,565
International Funds	37,305,232
Balanced/Target Retirement Funds	9,233,095
Blend Funds	2,902,829
Bond Funds	(9,398,824)
Total Mutual Funds	$320,504,805

Common/Collective Trusts:
Blend Funds	$59,537,975
Balanced/Target Retirement Funds	31,609,780
Bond Funds	(1,048,437)
Total Common/Collective Trusts	$90,099,318

Total Appreciation	$410,604,123

(8)    Federal Income Tax Status

The IRS has determined and informed the Company by a letter dated September 25, 2013, that the Plan is designed in accordance with applicable sections of the IRC. The Company and the Plan’s management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and that the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes that all Plan years remain open to examination by the IRS.

(9)    Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, each participant would become 100% vested in his or her account.

(10) Other Income

On March 12, 2013 (the “Allocation Date”) the Plan received $721,150 of investment services revenue (including without limitation, 12b-1 fees) and other administrative service payments from certain investment option alternatives available under the Plan. The amounts can be used for purposes which include covering certain Plan expenses and being allocated to Plan participants’ accounts. This amount was allocated to all Plan participants with an account balance in the Plan as of the Allocation Date. This amount is included as Other income in the Statement of Changes in Net Assets Available for Benefits.

(11) Other Matters

In late 2009, the Company reached a settlement in a securities class action lawsuit that was filed in 2004 in the U.S. District Court for the Southern District of New York. The Plan, on behalf of impacted Plan participants, filed a claim with Plaintiffs’ counsel to receive a portion of the settlement proceeds.

In November 2011, the Plan received $5.5 million of settlement proceeds. In January 2012, the Plan received an additional $24,022. This amount, along with the amount received in 2011, was allocated to impacted participants in the Plan on February 27, 2012. Separately, in July and October 2013, the Plan received additional settlement proceeds in the amount of $147,663. This amount was allocated to impacted participant accounts in the Plan on December 2, 2013. The amount received in 2013 was recorded as Other contributions on the Plan’s statement of changes in net assets for the year ended December 31, 2013.

(12) Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2013 and 2012:

	2013	2012
Statements of net assets available for benefits:
Net assets available for benefits per the financial statements	$3,374,260,393	$2,800,841,857
Add/(less): Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,099,027	13,581,770
Less: Amounts allocated to withdrawing participants	(89,148)	(1,191,289)

Net assets available for benefits per the Form 5500, at fair value	$3,375,270,272	$2,813,232,338

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500 for the year ended December 31, 2013:

Benefits paid to participants per the financial statements	$261,004,211
Add: Amounts allocated to withdrawing participants and accrued on Form 5500	89,148
Less: Prior year amounts allocated to withdrawing participants	(1,191,289)

Benefits paid to participants per Form 5500	$259,902,070

Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit distributions that have been processed and approved for payment prior to December 31, 2013 but not reflected as paid as of that date.

The following is a reconciliation of the increase in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2013:

Statement of changes in net assets available for benefits:
Increase in net assets per the financial statements	$575,933,341
Plus: Amounts allocated to withdrawing participants	1,102,141
Less: Net adjustment from contract value to fair value for fully benefit-responsive investment contracts	(12,482,743)

Net Income per Form 5500	$564,552,739

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2013
EIN #36-2668272
Plan #003

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, including Maturity Date, Rate of Interest, Collateral, and Par or Maturity Value	(e) Current Value

*	SHORT-TERM INVESTMENT FUND	Common/Collective Trust	$647,550
	PUTNAM S&P 500 INDEX FUND	Common/Collective Trust	263,592,786
	PUTNAM BOND INDEX FUND	Common/Collective Trust	55,669,040
	BLACKROCK LIFEPATH INDEX 2015 FUND	Common/Collective Trust	24,199,663
	BLACKROCK LIFEPATH INDEX 2020 FUND	Common/Collective Trust	30,359,572
	BLACKROCK LIFEPATH INDEX 2025 FUND	Common/Collective Trust	33,322,965
	BLACKROCK LIFEPATH INDEX 2030 FUND	Common/Collective Trust	43,899,385
	BLACKROCK LIFEPATH INDEX 2035 FUND	Common/Collective Trust	33,530,232
	BLACKROCK LIFEPATH INDEX 2040 FUND	Common/Collective Trust	29,305,288
	BLACKROCK LIFEPATH INDEX 2045 FUND	Common/Collective Trust	25,565,647
	BLACKROCK LIFEPATH INDEX 2050 FUND	Common/Collective Trust	29,742,086
	BLACKROCK LIFEPATH INDEX 2055 FUND	Common/Collective Trust	10,597,840
	BLACKROCK LIFEPATH INDEX RETIREMENT FUND	Common/Collective Trust	10,873,031
	PUTNAM EQUITY INCOME FUND	Registered Investment Company	70,593,106
	PUTNAM NEW OPPORTUNITIES FUND	Registered Investment Company	33,842,842
	J HANCOCK INTERNATIONAL CORE FUND	Registered Investment Company	62,001,039
	DODGE & COX STOCK FUND	Registered Investment Company	285,009,999
	GOLDMAN SACHS SMALL CAP FUND	Registered Investment Company	117,255,125
	PIMCO TOTAL RETURN FUND	Registered Investment Company	161,395,959
	T. ROWE PRICE MID CAP GROWTH FUND	Registered Investment Company	263,904,651
	VANGUARD SELECTED VALUE ACCT FUND	Registered Investment Company	92,878,721
	CENTURY SMALL CAP SELECT FUND	Registered Investment Company	75,757,088
	AMERICAN FUNDS EUROPACIFIC GROWTH FUND	Registered Investment Company	200,531,467
	T. ROWE PRICE BLUE CHIP GROWTH FUND	Registered Investment Company	180,783,279
	VICTORY INSTITUTIONAL DIVERSIFIED STOCK FUND	Registered Investment Company	37,310,092
	VANGUARD WELLINGTON FUND	Registered Investment Company	135,661,137
*	VARIOUS PARTICIPANTS	Participant Loans maturing through 2033 at interest rates from 4% to 10.5%.	36,213,978
			$2,344,443,568

Note: Cost information is not required for participant-directed investments and therefore is not included.

*Party-in-interest.

MARSH & McLENNAN COMPANIES 401(k) SAVINGS & INVESTMENT PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4j
SUPPLEMENTAL SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2013

Description of Asset	Acquisition Price	Disposition Price	Cost of Asset	Current Value of Asset on Transaction

Series of Transactions by Issue

Fixed Income Fund
237 acquisition transactions	$52,763,188	—	$52,763,188	$52,763,188
320 disposition transactions	—	$90,565,552	$75,452,593	$90,565,552